ENDAVA LAUNCHES WE CARE SUSTAINABILITY REPORT

Endava showcases its positive impact on its people and customers, as well as its contributions to the communities where it operates.
The report outlines Endava’s five areas of focus
that bring its sustainability mission to life.

London, UK (September 28, 2021) – Today Endava plc (NYSE: DAVA), a leading next-generation technology service provider, marks a milestone by releasing its We Care sustainability report, which highlights the positive impact the company is making on its people, customers and the communities where it operates. This report helps Endava’s stakeholders have a comprehensive view of its achievements and priorities in relation to Environmental, Social, and Governance matters, highlighting both Endava’s new, award winning initiatives and established programmes. Endava’s We Care approach is aligned with the Sustainability Accounting Standards Board (SASB) and the United Nations’ Sustainable Development Goals (SDGs).
“We have been making a positive impact across our business, communities and beyond for more than two decades. Now, we bring it all together to tell our story through We Care which captures our DNA. As Endava has grown over the years, we have remained true to our core purpose and values. They are what make us distinctive from other companies and they show that we care deeply about the people we work with, the customers we interact with, and the communities we are part of, everywhere we operate. We believe this focus will enable us to remain a resilient and sustainable business in the future, while continuing to be an employer of choice in a number of our locations,” said John Cotterell, Endava's CEO.

We Care articulates Endava’s key priorities through its pillars of Operating Responsibly, Innovation and Data Integrity, its focus on People, Social Impact, and Environmental Impact, which are all underpinned by Endava’s values and purpose.

Endava’s Sustainability Report 2021 is available at: endava.com/2021sustainabilityreport.

About Endava
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT and "Other," which includes Consumer Products, Retail, Mobility and Healthcare.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will”, and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s ability to remain a sustainable and resilient business and an employer of choice in the locations in which it operates. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to, the risk that Endava may not be able to achieve its We Care and other sustainability goals and risks related to Endava’s

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ability to attract and retain highly-skilled IT professionals at cost-effective rates, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 28, 2021 and in future filings Endava makes with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

For media inquiries, please contact:
Laurence Madsen, Investor Relations
investors@endava.com

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